United States securities and exchange commission logo





                              June 30, 2020

       David Hallal
       Chief Executive Officer
       AlloVir, Inc.
       139 Main Street, Suite 500
       Cambridge, MA 02142

                                                        Re: AlloVir, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on June
3, 2020
                                                            CIK No. 0001754068

       Dear Mr. Hallal:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. We note you plan to initiate a total of six Phase 3 pivotal and Phase 2 proof-of-concept trials. Please specify
the number of Phase 3 trials and the number of Phase 2 trials that you plan to initiate.
   2. Please clarify in the summary that the PRIME and RMAT designations may not lead to a faster development
process or regulatory review and does not increase the likelihood that a product candidate
will receive approval.
   3. Please remove all statements throughout your prospectus that present your conclusions regarding the safety or
efficacy of your product candidates as these determinations are
 David Hallal
AlloVir, Inc.
June 30, 2020
Page 2
         within the authority of the FDA and comparable regulatory bodies. We note, for example, on pages 1, 84, 102, 109 and 113, your statements regarding having seen "promising efficacy and safety data" in the patients you have treated, and your heading "Safety
         Results" on page 118.
Our Strategy, page 4

4. We note your disclosure that your allogeneic VST platform has been clinically validated.
         Please provide the basis for this statement.
We are highly dependent on our key personnel and anticipate hiring new key personnel, page 58

5. Please expand the disclosure in this risk factor to disclose, if true, that Messrs. Hallal and Sinha do not dedicate 100% of their time to your operations.
Use of Proceeds, page 75

6. Please revise your disclosure in this section to indicate how far you expect the proceeds from the offering will allow you to proceed in the separate clinical trials for your VST product candidates. Please specify which candidates will be advanced with the proceeds of the offering and which clinical trials will be funded. If the anticipated proceeds from your offering will not be sufficient to complete those trials, please disclose the amount and sources of other funds needed.
Management's Discussion and Analysis of Financial Conditions and Results of Operations
Components of Results of Operations
Revenue, page 86

7. Although we note you terminated the CPRIT grant, please clarify in an appropriate location if this terminated CPRIT's right to receive a royalty in perpetuity that is disclosed on page F-24.
Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation Expense, page 97

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading
FirstName LastNameDavid Hallal
       up to the IPO and the estimated offering price. This information will help facilitate our
Comapany   NameAlloVir,
       review              Inc. for equity issuances including stock
compensation and
               of your accounting
       beneficial
June 30, 2020 Pageconversion
                    2         features.
FirstName LastName
 David Hallal
FirstName  LastNameDavid Hallal
AlloVir, Inc.
Comapany
June       NameAlloVir, Inc.
     30, 2020
June 30,
Page 3 2020 Page 3
FirstName LastName
Limitations of Current Therapies for Immunocompromised Patients, page 108

9. We note the disclosure in this section that you infused 118 patients with third-party donor off-the-shelf VST therapies. We also note your disclosure that you have treated over 275 HSCT patients with either single or multi-virus targeted allogeneic VSTs.
         Please revise to explain the difference in the number of treated patients.
Viralym-M Phase 2 Proof-of-concept CHARMS Clinical Results in Allo-HSCT Patients, page
115

10. Please revise to indicate whether this trial was powered to assess statistical significance for the infections studied.
Clinical and Virologic Response, page 118

11. We note the disclosure that 54 patients had either a partial or complete response by 6 weeks post infusion. Please specify the number of patients that had a partial response and the number that had a complete response.
Safety Results, page 118

12. We note the disclosure that none of the grade 5 SAEs were treatment related. Please clarify whether any of the grade 4 SAEs or the de novo GVHDs were deemed to be treatment related.
Respiratory Virus Infections in HSCT Patients, page 131

13. Please clarify whether the IND that you plan to submit for ALVR106 will cover all respiratory viral disease or if it will be limited to certain indications.
License Agreement, page 140

14. Please quantify the non-refundable annual license maintenance fee payable to the Baylor
         College of Medicine.
Redeemable Preferred Stock Redemption Agreement, page 181

15. Please file this agreement as an exhibit and briefly disclose the material "certain conditions" under which the earnout payments may be reduced. Please also disclose the obligation to make these payments in your prospectus summary. Policies for Approval of Related Party Transactions, page 183

16. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-
         K.
 David Hallal
FirstName  LastNameDavid Hallal
AlloVir, Inc.
Comapany
June       NameAlloVir, Inc.
     30, 2020
June 30,
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FirstName LastName
Choice of Forum, page 190

17. Please conform the language in this section to be consistent with the language in the risk factor on page 69 regrading the applicability of the exclusive forum provision to causes of action arising under the Securities Act or the Exchange Act and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

18.      The Statement of Cash Flows shows a cash payment for "Redemption of
Redeemable
         Preferred Stock" for $10 million in 2018. Please tell us what other account(s) was/were affected by this transaction. We do not see any a corresponding amount on the
         Consolidated Statements of Members    Interest, Convertible Preferred
Stock and Changes
         in Members    and Stockholders    Deficit.
General

19. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Danielle Lauzon, Esq.